Consolidated Financial Statements

Years ended December 31, 2022 and 2021

Management's responsibility for financial reporting

The accompanying consolidated financial statements, which consolidate the financial results of Sprott Inc. (the "Company"), were prepared by management, who are responsible for the integrity and fairness of all information presented in the consolidated financial statements and management's discussion and analysis ("MD&A") for the years ended December 31, 2022 and 2021. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented in the MD&A is consistent with that in the consolidated financial statements.
In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in Note 2 of the consolidated financial statements. Management maintains a system of internal controls to meet its responsibilities for the integrity of the consolidated financial statements.
The board of directors of the Company appoints the Company's audit and risk management committee annually. Among other things, the mandate of the audit & risk committee includes the review of the consolidated financial statements of the Company on a quarterly basis and the recommendation to the board of directors for approval. The audit & risk committee has access to management and the auditors to review their activities and to discuss the external audit program, internal controls, accounting policies and financial reporting matters.
KPMG LLP performed an independent audit of the consolidated financial statements, as outlined in the auditors' report contained herein. KPMG LLP had, and has, full and unrestricted access to management of the Company, the audit & risk committee and the board of directors to discuss their audit and related findings and have the right to request a meeting in the absence of management at any time.

Whitney George        Kevin Hibbert, FCPA, FCA
Chief Executive Officer        Chief Financial Officer and Senior Managing Partner

February 23, 2023

2

Management's responsibility for financial controls

The management of Sprott Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management has used the Internal Control – Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the design and operation of the Company's internal control over financial reporting as of December 31, 2022, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
KPMG LLP, the independent auditors appointed by the shareholders of the Company, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Whitney George        Kevin Hibbert, FCPA, FCA
Chief Executive Officer        Chief Financial Officer and Senior Managing Partner

February 23, 2023

3

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

         Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sprott Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sprott Inc. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

© 2023 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

4

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk management committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Valuation of indefinite life fund management contracts

As discussed in note 2 to the consolidated financial statements, an annual test for impairment augments the quarterly impairment indicator assessment of impairment for indefinite life intangibles. The recoverable amounts associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, fund flow assumptions, expected margins and costs which could affect the Company’s future results. As discussed in note 7 to the consolidated financial statements, the Company’s indefinite life fund management contracts totaled $178,613 thousand as of December 31, 2022.

We identified the assessment of the recoverable amount of the indefinite-life fund management contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions, which were determined to be fund flow assumptions and discount rates, used in determining the recoverable amount. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the recoverable amount of the indefinite-life fund management contracts.

5

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment testing process, including controls over the development of the significant assumptions. We evaluated the Company’s ability to forecast fund flows by comparing historical forecasts to actual results. We evaluated the forecasted fund flows by considering external market and industry outlook data. We performed a sensitivity analysis over the forecasted fund flows and discount rates to assess the impact to the Company’s determination that the recoverable amount of the indefinite-life fund management contracts exceeded the carrying amount.

We involved a valuation professional with specialized skills and knowledge, who assisted in:

–assessing the discount rates used by management by comparing against discount rate ranges that were developed using publicly available market data and independently developed assumptions; and

–assessing the recoverable amounts determined by management using the forecasted fund flows and discount rates by evaluating the implied earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples by comparing to publicly available EBITDA multiples for comparable companies.

We have served as the Company’s auditor since 2016.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 23, 2023

6

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

         Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Sprott Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Inc. and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

© 2023 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

7

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 23, 2023

8

Consolidated balance sheets

As at		Dec. 31	Dec. 31
(In thousands of US dollars)		2022	2021

Assets
Current
Cash and cash equivalents		51,678	49,805
Fees receivable		10,967	13,183
Short-term investments	(Notes 3 & 10)	3,348	6,133
Other assets	(Note 5)	8,723	6,793
Income taxes recoverable		2,247	1,613
Total current assets		76,963	77,527

Co-investments	(Notes 4 & 10)	73,573	68,765
Other assets	(Notes 5 & 10)	21,271	12,433
Property and equipment, net	(Note 6)	12,496	16,479
Intangible assets	(Note 7)	178,613	170,061
Goodwill	(Note 7)	19,149	19,149
Deferred income taxes	(Note 9)	1,683	1,459
		306,785	288,346
Total assets		383,748	365,873

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		10,703	9,362
Compensation payable		12,342	15,751
Income taxes payable		2,707	3,005
Total current liabilities		25,752	28,118

Other accrued liabilities		18,061	8,280
Loan facility	(Note 15)	54,437	29,769
Deferred income taxes	(Note 9)	8,227	8,487
Total liabilities		106,477	74,654

Shareholders' equity
Capital stock	(Note 8)	428,475	417,425
Contributed surplus	(Note 8)	33,716	35,357
Deficit		(105,305)	(97,006)
Accumulated other comprehensive loss		(79,615)	(64,557)
Total shareholders' equity		277,271	291,219
Total liabilities and shareholders' equity		383,748	365,873

Commitments and provisions	(Note 16)

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"     "Sharon Ranson, FCPA, FCA"
Director     Director

9

Consolidated statements of operations and comprehensive income

		For the years ended

		Dec. 31	Dec. 31
(In thousands of US dollars, except for per share amounts)		2022	2021

Revenues
Management fees		115,355	103,909
Carried interest and performance fees		3,265	12,235
Commissions		30,663	45,266
Finance income		4,991	3,535
Gain (loss) on investments	(Notes 3, 4 and 5)	(10,242)	(1,883)
Other income	(Note 5)	1,150	1,583
Total revenues		145,182	164,645

Expenses
Compensation	(Note 8)	77,117	76,721
Trailer, sub-advisor and fund expenses		10,539	9,745
Selling, general and administrative		15,978	14,697
Interest expense		2,923	1,161
Amortization of intangibles	(Note 7)	—	930
Depreciation of property and equipment	(Note 6)	3,355	3,622
Other expenses	(Note 5)	10,191	12,579
Total expenses		120,103	119,455

Income before income taxes for the year		25,079	45,190
Provision for income taxes	(Note 9)	7,447	12,005
Net income for the year		17,632	33,185
Net income per share:
Basic	(Note 8)	0.70	1.33
Diluted	(Note 8)	0.67	1.28

Net income for the year		17,632	33,185

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(15,058)	1,043
Total other comprehensive income (loss)		(15,058)	1,043
Comprehensive income		2,574	34,228

The accompanying notes form part of the consolidated financial statements

10

Consolidated statements of changes in shareholders' equity

(In thousands of US dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219
Shares acquired for equity incentive plan	(Note 8)	(180,594)	(6,948)	—	—	—	(6,948)
Issuance of shares on exercise of stock options	(Note 8)	115,102	1,807	(680)	—	—	1,127
Shares released on vesting of equity incentive plan	(Note 8)	324,568	12,867	(12,867)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	(15,058)	(15,058)
Stock-based compensation	(Note 8)	—	—	17,041	—	—	17,041
Issuance and released on vesting of RSUs	(Note 8)	80,345	2,210	(5,135)	—	—	(2,925)
Issuance of shares to purchase management contract	(Note 8)	72,464	4,000	—	—	—	4,000
Shares acquired and canceled under normal course issuer bid	(Note 8)	(81,538)	(3,036)	—	—	—	(3,036)
Dividends declared	(Note 12)	3,927	150	—	(25,931)	—	(25,781)
Net income		—	—	—	17,632	—	17,632
Balance, Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271

At Dec. 31, 2020		24,789,365	417,758	43,309	(104,484)	(65,600)	290,983
Shares acquired for equity incentive plan	(Note 8)	(237,172)	(10,201)	—	—	—	(10,201)
Issuance of shares to settle contingent consideration	(Note 8)	93,023	3,000	(4,879)	—	—	(1,879)
Shares released on vesting of equity incentive plan	(Note 8)	237,626	4,382	(4,382)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	1,043	1,043
Stock-based compensation	(Note 8)	—	—	3,650	—	—	3,650
Issuance and released on vesting of RSUs	(Note 8)	105,291	2,341	(2,341)	—	—	—
Dividends declared	(Note 12)	3,487	145	—	(25,707)	—	(25,562)
Net income		—	—	—	33,185	—	33,185
Balance, Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219

The accompanying notes form part of the consolidated financial statements

11

Consolidated statements of cash flows

	For the years ended

	Dec. 31	Dec. 31
(In thousands of US dollars)	2022	2021

Operating activities
Net income for the period	17,632	33,185
Add (deduct) non-cash items:
(Gain) loss on investments	10,242	1,883
Stock-based compensation	17,041	3,650
Depreciation and amortization of property, equipment and intangible assets	3,355	4,552
Deferred income tax expense	—	4,034
Current income tax expense	7,447	7,971
Other items	(542)	(1,291)
Income taxes paid	(8,070)	(7,838)
Changes in:
Fees receivable	2,216	8,398
Other assets	(7,438)	2,294
Accounts payable, accrued liabilities and compensation payable	(9,387)	(5,592)
Cash provided by (used in) operating activities	32,496	51,246

Investing activities
Purchase of investments	(25,771)	(15,225)
Sale of investments	12,907	35,843
Purchase of property and equipment	(128)	(693)
Management contract consideration	(10,500)	(40,559)
Cash provided by (used in) investing activities	(23,492)	(20,634)

Financing activities
Acquisition of common shares for equity incentive plan	(6,948)	(10,201)
Acquisition of common shares under normal course issuer bid	(3,036)	—
Cash received on exercise of stock options	1,127	—
Repayment of lease liabilities	(2,329)	(1,969)
Contributions from non-controlling interest	7,320	892
Net advances from loan facility	25,750	12,652
Dividends paid	(25,781)	(25,562)
Cash provided by (used in) financing activities	(3,897)	(24,188)
Effect of foreign exchange on cash balances	(3,234)	(725)
Net increase (decrease) in cash and cash equivalents during the year	1,873	5,699
Cash and cash equivalents, beginning of the year	49,805	44,106
Cash and cash equivalents, end of the year	51,678	49,805
Cash and cash equivalents:
Cash	51,494	44,087
Short-term deposits	184	5,718
	51,678	49,805

The accompanying notes form part of the consolidated financial statements

12

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of significant accounting policies
Statement of compliance
These annual audited consolidated financial statements for the years ended December 31, 2022 and 2021 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
They have been authorized for issue by a resolution of the board of directors of the Company on February 23, 2023 and include all subsequent events up to that date.
Basis of presentation
These financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the Other expenses line of the consolidated statements of operations and comprehensive income.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

13

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott Capital Partners LP ("SCP");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp ("SRSR");
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit with banks and with carrying brokers, which are not subject to restrictions, and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.
Investments
Investments classified as short-term, including equity kickers received as consideration for mining finance transactions occurring primarily in our private strategies and brokerage segments, are held with the primary intention of short-term liquidity and capital management. Investments classified as long-term are primarily joint-venture interests or equity stakes in companies held for strategic purposes.
Co-investments
Co-investments are investments we make alongside clients of our various fund strategies to demonstrate the commitment and confidence we have in investment strategies we promote and operate.
Financial instruments
Classification and measurement of financial assets
Financial assets are measured at initial recognition at fair value, and are classified and subsequently measured at FVTPL, amortized cost or FVOCI.
Financial assets are measured at amortized cost if the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flows.
Financial assets are measured at FVOCI if the contractual terms of the instrument give rise to cash flows that are solely for payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flow and to sell financial assets. For equity instruments that are not held for trading, the Company may also elect to irrevocably elect, on an investment by investment basis, to present changes in the fair value of an investment through OCI.
All financial assets that are not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets the Company may hold.

14

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Valuation of investments
Investments include public equities, share purchase warrants, fixed income securities, mutual funds, private companies and alternative investment strategies, while co-investments are investments held in the funds managed by the Company. Public equities, share purchase warrants and fixed income securities are measured at fair value and are accounted for on a trade-date basis. Mutual fund and alternative investment strategy investments are valued using the net asset value per unit of the fund, which represents the underlying net assets at fair values determined using closing market prices. These investments are generally made in the process of launching a new fund and are redeemed (if open-end) or sold (if closed-end) as third party investors subscribe. The balance represents the Company's maximum exposure to loss associated with the investments. Private holdings include private company investments which are classified as FVTPL and carried at fair value based on the value of the Company's interests in the private companies determined from financial information provided by management of the private companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized in gain (loss) on investments on the consolidated statements of operations and comprehensive income.
Fair value hierarchy
All financial instruments recognized at fair value in the consolidated balance sheets are classified into three fair value hierarchy levels as follows:
•Level 1: valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
•Level 2: valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means; and
•Level 3: valuation techniques with significant unobservable market inputs.
The Company will transfer financial instruments into or out of levels in the fair value hierarchy on the reporting date to the extent the instrument no longer satisfies the criteria for inclusion in the category in question. Level 3 valuations are prepared by the Company and reviewed and approved by management at each reporting date. Valuation results, including the appropriateness of model inputs, are compared to actual market transactions to the extent readily available. Valuations of level 3 assets are also discussed with the Audit and Risk Management Committee as deemed necessary by the Company.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount reported on the consolidated balance sheets if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Impairment of financial assets
Expected credit losses are a probability-weighted estimate of future credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive.

15

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Recognition of income and related expenses
The Company receives variable consideration in the form of management fees, which are allocated to distinct time periods in which the management services are being provided. Management fees are recognized when they are no longer susceptible to market factors and no longer subject to a significant reversal in revenue.
The Company may also earn variable consideration in the form of carried interest and performance fees. These fees are recognized when they are no longer susceptible to market factors or subject to significant reversal in revenue, which is determined subject to agreements with the underlying funds.
Commission income is recognized when the related services are rendered and no longer subject to a significant reversal in revenue.
Finance income, which includes co-investment income from private strategies LP units and interest income from brokerage client accounts, is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated rate in the loan or debenture documents. The effective interest rate is the rate required to discount the future value of all loan or debenture cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan.
Costs related to obtaining a contract with clients ("placement fees") are amortized on a systematic basis related to the transfer of services to those clients.
Property and equipment
Property and equipment are recorded at cost and are amortized on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease. Artwork is not amortized since it does not have a determinable useful life. The residual values, useful life and methods of amortization for property and equipment are reviewed at each reporting date and adjusted prospectively, if necessary. Any loss resulting from the impairment of property and equipment is expensed in the period the impairment is identified.
Intangible assets
The useful life of an intangible asset is either finite or indefinite. Intangible assets other than goodwill are recognized when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.
Intangible assets that are purchased are measured at the acquisition date and include the fair value of considerations transferred, and include an estimate for contingent consideration where applicable.
Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value is greater than its recoverable amount. Intangible assets with finite lives are only tested for impairment if indicators of impairment exist at the time of an impairment assessment. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each reporting date. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense and any impairment losses on intangible assets with finite lives are recognized in the consolidated statements of operations.
Intangible assets with indefinite useful lives are not amortized, but are assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value is greater than its recoverable amount. In addition to impairment indicator assessments, indefinite life intangibles must be tested annually for impairment. The indefinite life of an intangible asset is reviewed annually to determine whether the indefinite life continues to be supportable. If no longer supportable, changes in useful life from indefinite to finite are made prospectively.

16

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Any loss resulting from the impairment of intangible assets is expensed in the period the impairment is identified. Any gain resulting from an impairment reversal of intangible assets is recognized in the period the impairment reversal is identified but cannot exceed the carrying amount that would have been determined (net of amortization and impairment) had no impairment loss been recognized for the intangible asset in prior periods.
Business combinations and goodwill
The purchase price of an acquisition accounted for under the acquisition method is allocated based on the fair values of the net identifiable assets acquired. The excess of the purchase price over the fair values of such identifiable net assets is recorded as goodwill.
Goodwill, which is measured at cost less any accumulated impairment losses, is not amortized, but rather, is assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to quarterly impairment indicator assessments, goodwill must be tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units ("CGUs") that are expected to benefit from the acquisition. The recoverable amount of a CGU is compared to its carrying value plus any goodwill allocated to the CGU. If the recoverable amount of a CGU is less than its carrying value plus allocated goodwill, an impairment charge is recognized, first against the carrying value of the goodwill, with any remaining difference being applied against the carrying value of assets contained in the impacted CGUs. Impairment losses on goodwill are recorded in the consolidated statements of operations and comprehensive income and cannot be subsequently reversed.
Income taxes
Income tax is comprised of current and deferred tax.
Income tax is recognized in the consolidated statements of operations and comprehensive income except to the extent that it relates to items recognized directly in other comprehensive income or elsewhere in equity, in which case, the related taxes are also recognized in other comprehensive income (loss) or elsewhere in equity.
Deferred taxes are recognized using the liability method for temporary differences that exist between the carrying amounts of assets and liabilities in the consolidated balance sheets and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the enacted or substantively enacted tax rates that are expected to apply when the differences related to the assets or liabilities reported for tax purposes are expected to reverse in the future. Deferred tax assets are recognized only when it is probable that sufficient taxable profits will be available or taxable temporary differences reversing in future periods against which deductible temporary differences may be utilized.
Deferred taxes liabilities are not recognized on the following temporary differences:
•Temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•Taxable temporary differences related to investments in subsidiaries, associates or joint ventures or joint operations to the extent they are controlled by the Company and they will not reverse in the foreseeable future;
•Taxable temporary differences arising on the initial recognition of goodwill.
The Company records a provision for uncertain tax positions if it is probable that the Company will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

17

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
The measurement of tax assets and liabilities requires an assessment of the potential tax consequences of items that can only be resolved through agreement with the tax authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred taxes.
Share-based payments
The Company uses the fair value method to account for equity settled share-based payments with employees and directors. Compensation expense is determined using the Black‑Scholes option valuation model for stock options.
Compensation expense for the share incentive program is determined based on the fair value of the benefit conferred on the employee. Compensation expense for deferred stock units ("DSU") is determined based on the value of the Company's common shares at the time of grant. Compensation expense for earn-out shares is determined using appropriate valuation models. Compensation expense related to the Company's Employee Profit Sharing Plan is determined based on the value of the Company's common shares purchased by the Trust as of the grant date.
Compensation expense is recognized over the vesting period with a corresponding increase to contributed surplus other than for the Company's DSUs where the corresponding increase is to liabilities. Stock options and common shares held by the Trust vest in installments which may require a graded vesting methodology to account for these share-based awards. On the exercise of stock options for shares, the contributed surplus previously recorded with respect to the exercised options and the consideration paid is credited to capital stock. On the issuance of the earn-out shares, the contributed surplus previously recorded with respect to the issued earn-out shares is credited to capital stock. On the vesting of common shares in the Trust, the contributed surplus previously recorded is credited to capital stock. On the exercise of DSUs, the liability previously recorded is credited to cash.
Earnings per share
Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.
The Company applies the treasury stock method to determine the dilutive impact, if any, of stock options and unvested shares purchased for the Trust. The treasury stock method determines the number of incremental common shares by assuming that the number of dilutive securities the Company has granted to employees have been issued.
Lease commitments
The Company recognizes a right-to-use asset and a lease liability as at the lease commencement date. The right-to-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. The right-to-use asset is presented in the property and equipment line of the consolidated balance sheets and the short and long-term portions of the lease liability are presented in the accounts payable and accrued liabilities line and other accrued liabilities line, respectively, of the consolidated balance sheets. The Company used the practical expedient when applying IFRS 16, Leases for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are incurred.
Reportable segments
In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. As a result, these operations were reclassified from the brokerage segment to managed equities as they more closely aligned with the revenues reported in this segment. In accordance with IFRS 8, all comparative balances have been restated. Please refer to Note 14 for segment information.

18

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Contingent consideration
The acquisition of the management contracts of the North Shore Global Uranium Mining ETF ("URNM acquisition") in the second quarter necessitated the recognition of contingent consideration payable for the amount payable in the future under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions. The contingent consideration liability is carried at fair value and included in other accrued liabilities. The contingent consideration estimate as at the acquisition date has been included in the cost of the indefinite life intangible (see Note 7).
Significant accounting judgments and estimates
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Company based its assumptions and estimates on parameters available when these financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.
Fair value of financial instruments
When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.
Investments in other entities
IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.
Impairment of goodwill and intangible assets
All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. The recoverable amounts associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.

19

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Contingent consideration
The URNM acquisition necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgements utilized in the estimation of the contingent consideration were fund flow assumptions.
Foreign currency translation
Accounts in the financial statements of the Company's subsidiaries are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. The Company's performance is evaluated and its liquidity is managed in Canadian dollars. Therefore, the Canadian dollar is the functional currency of the Company. The Canadian dollar is also the functional currency of all its subsidiaries, with the exception of U.S. entities, which uses the U.S. dollar as their functional currency. Accordingly, the assets and liabilities of U.S. entities are translated into Canadian dollars using the rate in effect on the date of the consolidated balance sheets. Revenue and expenses are translated at the average rate over the reporting period. Foreign currency translation gains and losses arising from the Company's translation of its net investment in U.S. entities companies, including goodwill and the identified intangible assets, are included in accumulated other comprehensive income or loss as a separate component within shareholders' equity until there has been a realized reduction in the value of the underlying investment.

3 Short-term investments
Primarily consist of equity investments in public and private entities we receive as consideration during private strategies, managed equities and brokerage segment activities (in thousands $):

	Classification and measurement criteria	Dec. 31, 2022	Dec. 31, 2021

Public equities and share purchase warrants	FVTPL	1,863	4,113
Private holdings	FVTPL	1,485	2,020
Total short-term investments		3,348	6,133
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Dec. 31, 2022	Dec. 31, 2021

Co-investments	FVTPL	73,573	68,765
Total co-investments		73,573	68,765
Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

20

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
5 Other assets, income, expenses and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Dec. 31, 2022	Dec. 31, 2021

Assets attributable to non-controlling interest	11,301	3,780
Fund recoveries and investment receivables	4,617	2,509
Advance on unrealized carried interest	4,454	—
Digital gold strategies (1)	3,778	7,060
Prepaid expenses	3,741	3,637
Other (2)	2,103	2,240
Total other assets	29,994	19,226
(1) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.
Other income
Consist of the following (in thousands $):

	For the years ended
	Dec. 31, 2022	Dec. 31, 2021

Investment income (1)	1,672	1,490
Income attributable to non-controlling interest	(522)	93
Total other income	1,150	1,583
(1) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses
Consist of the following (in thousands $):

	For the years ended
	Dec. 31, 2022	Dec. 31, 2021

Foreign exchange (gain) loss	4,654	470
Increase in contingent consideration related to the Tocqueville transaction	—	4,449
Other (1)	5,537	7,660
Total other expenses	10,191	12,579
(1) Includes net income (loss) attributable to non-controlling interest of ($0.5) million for the year ended December 31, 2022 (year ended December 31, 2021 - $0.1 million) as well as mark-to-market on deferred share units, non-recurring professional fees, transaction and new fund start-up costs.

21

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in our consolidated co-investments. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Dec. 31, 2022	Dec. 31, 2021

Assets	11,301	3,780
Liabilities - current (1)	(211)	(10)
Liabilities - long-term (1)	(11,090)	(3,770)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

22

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
6 Property and equipment
Consist of the following (in thousands $):

	Artwork	Furniture and fixtures	Computer hardware and software	Leasehold improvements	Right of use assets	Total

Cost
At Dec. 31, 2020	7,519	2,876	2,930	5,721	10,241	29,287
Additions	—	95	101	497	2,937	3,630
Disposals	—	—	—	(196)	(372)	(568)
Net exchange differences	54	10	5	4	84	157
At Dec. 31, 2021	7,573	2,981	3,036	6,026	12,890	32,506
Additions	—	2	126	—	—	128
Net exchange differences	(484)	(160)	(160)	(372)	(531)	(1,707)
At Dec. 31, 2022	7,089	2,823	3,002	5,654	12,359	30,927

Accumulated amortization
At Dec. 31, 2020	—	(2,496)	(2,774)	(3,720)	(3,686)	(12,676)
Depreciation charge for the year	—	(101)	(93)	(1,077)	(2,351)	(3,622)
Disposals	—	—	—	196	168	364
Net exchange differences	—	18	(15)	31	(127)	(93)
At Dec. 31, 2021	—	(2,579)	(2,882)	(4,570)	(5,996)	(16,027)
Depreciation charge for the year	—	(98)	(93)	(522)	(2,642)	(3,355)
Net exchange differences	—	164	153	278	356	951
At Dec. 31, 2022	—	(2,513)	(2,822)	(4,814)	(8,282)	(18,431)

Net book value at:
Dec. 31, 2021	7,573	402	154	1,456	6,894	16,479
Dec. 31, 2022	7,089	310	180	840	4,077	12,496

23

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
7 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2020	132,251	146,031	36,506	314,788
Additions	—	13,559	—	13,559
Net exchange differences	—	1,383	81	1,464
At Dec. 31, 2021	132,251	160,973	36,587	329,811
Additions	—	20,410	—	20,410
Transfers	—	9,088	(9,088)	—
Net exchange differences	—	(11,858)	—	(11,858)
At Dec. 31, 2022	132,251	178,613	27,499	338,363

Accumulated amortization
At Dec. 31, 2020	(113,102)	—	(26,569)	(139,671)
Amortization charge for the year	—	—	(930)	(930)
At Dec. 31, 2021	(113,102)	—	(27,499)	(140,601)
Amortization charge for the year	—	—	—	—
At Dec. 31, 2022	(113,102)	—	(27,499)	(140,601)

Net book value at:
At Dec. 31, 2021	19,149	160,973	9,088	189,210
At Dec. 31, 2022	19,149	178,613	—	197,762

24

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Impairment assessment of goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at December 31, 2022, the Company had allocated $19.1 million (December 31, 2021 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.
In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. During the impairment testing process, there was no impairment in either the exchange listed products or the managed equities CGUs.
Impairment assessment of indefinite life fund management contracts
As at December 31, 2022, the Company had indefinite life intangibles related to fund management contracts of $178.6 million (December 31, 2021 - $161 million). There was no impairment as at December 31, 2022. The addition in the year was due to the URNM acquisition on April 22, 2022. The addition includes the transaction price of $14.5 million, contingent consideration of $4.3 million and transaction costs of $1.6 million.
Impairment assessment of finite life fund management contracts
As at December 31, 2022, the Company had exchange listed fund management contracts within the exchange listed products CGU of $Nil (December 31, 2021 - $9.1 million). During the first quarter, $9.1 million of management contracts were reviewed and subsequently determined to have a change in estimated remaining useful life. Consequently, these management contracts were prospectively reclassified to the indefinite life category and no further amortization has been accumulated.

25

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
8 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2020	24,789,365	417,758
Shares acquired for equity incentive plan	(237,172)	(10,201)
Issuance of shares to settle contingent consideration	93,023	3,000
Shares released on vesting of equity incentive plan	237,626	4,382
Issuance of shares on vesting of RSUs	105,291	2,341
Issuance of shares under dividend reinvestment program	3,487	145
At Dec. 31, 2021	24,991,620	417,425
Shares acquired for equity incentive plan	(180,594)	(6,948)
Issuance of shares on exercise of stock options	115,102	1,807
Shares released on vesting of equity incentive plan	324,568	12,867
Issuance of shares on vesting of RSUs	80,345	2,210
Issuance of shares to purchase management contracts	72,464	4,000
Shares acquired and canceled under normal course issuer bid	(81,538)	(3,036)
Issuance of shares under dividend reinvestment program	3,927	150
At Dec. 31, 2022	25,325,894	428,475
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2020	43,309
Issuance of shares to settle contingent consideration	(4,879)
Shares released on vesting of equity incentive plan	(4,382)
Stock-based compensation	3,650
Issuance of shares on conversion of RSUs	(2,341)
At Dec. 31, 2021	35,357
Issuance of shares on exercise of stock options	(680)
Shares released on vesting of equity incentive plan	(12,867)
Stock-based compensation	17,041
Released on vesting of RSU's	(5,135)
At Dec. 31, 2022	33,716

26

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were no stock options issued during the year ended December 31, 2022 (year ended December 31, 2021 - Nil). There were 150,000 stock options exercised during the year ended December 31, 2022 (year ended December 31, 2021 - Nil).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)

Options outstanding, December 31, 2020	162,500	23.61
Options exercisable, December 31, 2020	162,500	23.61
Options outstanding, December 31, 2021	162,500	23.61
Options exercisable, December 31, 2021	162,500	23.61
Options exercised	(150,000)	23.30
Options outstanding, December 31, 2022 (1)	12,500	27.30
Options exercisable, December 31, 2022 (1)	12,500	27.30
(1) Outstanding options have 3.4 years remaining on their contractual life.

27

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.
There were 372,000 RSUs granted during the year ended December 31, 2022 (year ended December 31, 2021 -1,182).

Number of common shares

Unvested common shares held by the Trust, Dec. 31, 2020	774,859
Acquired	237,172
Released on vesting	(237,626)
Unvested common shares held by the Trust, Dec. 31, 2021	774,405
Acquired	180,594
Released on vesting	(324,568)
Unvested common shares held by the Trust, Dec. 31, 2022	630,431
The table below presents details of stock based compensation, which is presented in the Compensation line of the consolidated statements of operations and comprehensive income.

	For the years ended
	Dec. 31, 2022	Dec. 31, 2021

Amortization of stock based compensation (1)	16,496	3,650
Deferred annual incentive plan	545	—
Total stock-based compensation	17,041	3,650
(1) Included in this amount is amortization of stock based compensation of $1,950 for the year ended December 31, 2022 (year ended December 31, 2021 - $Nil) related to the transition of the former CEO.

28

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the years ended
	Dec. 31, 2022	Dec. 31, 2021

Numerator (in thousands $):
Net income - basic and diluted	17,632	33,185

Denominator (Number of shares in thousands):
Weighted average number of common shares	25,923	25,695
Weighted average number of unvested shares purchased by the Trust	(857)	(817)
Weighted average number of common shares - basic	25,066	24,878
Weighted average number of dilutive stock options	13	163
Weighted average number of unvested shares under EIP	1,107	867
Weighted average number of common shares - diluted	26,186	25,908

Net income per common share
Basic	0.70	1.33
Diluted	0.67	1.28

Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the New Self-Regulatory Organization of Canada (a consolidation of the Investment Industry Organization of Canada and the Mutual Fund Dealers Association of Canada (the "New SRO"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at December 31, 2022 and 2021, all entities were in compliance with their respective capital requirements.

29

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
9     Income taxes
The major components of income tax expense are as follows (in thousands $):

	For the years ended
	Dec. 31, 2022	Dec. 31, 2021

Current income tax expense
Based on taxable income of the current period	8,096	7,835
Adjustments in respect to previous years	(649)	136
Total current income tax expense	7,447	7,971

Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(187)	5,010
Adjustments in respect to previous years	187	(976)
Total deferred income tax expense (recovery)	—	4,034
Income tax expense reported in the consolidated statements of operations	7,447	12,005
Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the years ended
	Dec. 31, 2022	Dec. 31, 2021

Income before income taxes	25,079	45,190

Tax calculated at domestic tax rates applicable to profits in the respective countries	6,679	12,079
Tax effects of:
Non-deductible stock-based compensation	(21)	221
Non-taxable capital (gains) and losses	884	161
Intangibles	—	78
Adjustments in respect of previous periods	(462)	(840)
Temporary difference not currently utilized and (not benefited previously)	318	87
Rate differences and other	49	219
Tax charge	7,447	12,005
The weighted average statutory tax rate was 26.6% (December 31, 2021 - 26.7%). The Company has $1.1 million (December 31, 2021 - $2 million) of capital losses from prior years that will begin to expire in 2024. The benefit of these capital losses has not been recognized.

30

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the year ended December 31, 2022

	Dec. 31, 2021	Recognized in income	Exchange rate differences	Dec. 31, 2022
Deferred income tax assets
Stock-based compensation	4,177	1,928	(337)	5,768
Non-capital and capital losses	1,061	344	(81)	1,324
Other	488	(147)	(250)	91
Total deferred income tax assets	5,726	2,125	(668)	7,183

Deferred income tax liabilities
Fund management contracts	13,732	2,231	(1,167)	14,796
Unrealized gains (losses)	(978)	(1,337)	66	(2,249)
Advance on unrealized carried interest	—	1,231	(51)	1,180
Total deferred income tax liabilities	12,754	2,125	(1,152)	13,727
Net deferred income tax assets (liabilities) (1)	(7,028)	—	484	(6,544)

For the year ended December 31, 2021 (2)

	Dec. 31, 2020	Recognized in income	Exchange rate differences	Dec. 31, 2021
Deferred income tax assets
Stock-based compensation	3,821	333	23	4,177
Non-capital and capital losses	2,270	(1,240)	31	1,061
Other	451	30	7	488
Total deferred income tax assets	6,542	(877)	61	5,726

Deferred income tax liabilities
Fund management contracts	9,446	4,266	20	13,732
Unrealized gains (losses)	118	(1,109)	13	(978)
Total deferred income tax liabilities	9,564	3,157	33	12,754
Net deferred income tax assets (liabilities) (1)	(3,022)	(4,034)	28	(7,028)
(1) Deferred tax assets of $1.7 million (December 31, 2021 - $1.5 million) and deferred tax liabilities of $8.2 million (December 31, 2021- $8.5 million) are presented on the balance sheet net by legal jurisdiction.
(2) Certain comparative figures have been reclassified to conform with current year presentation.

31

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
10     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at December 31, 2022 and December 31, 2021 (in thousands $).

Short-term investments

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,012	804	47	1,863
Private holdings	—	—	1,485	1,485
Total net recurring fair value measurements	1,012	804	1,532	3,348

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,790	2,188	135	4,113
Private holdings	—	—	2,020	2,020
Total net recurring fair value measurements	1,790	2,188	2,155	6,133

Co-investments

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Co-investments (1)	10,279	63,294	—	73,573
Total net recurring fair value measurements	10,279	63,294	—	73,573

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Co-investments	—	68,765	—	68,765
Total net recurring fair value measurements	—	68,765	—	68,765
(1) Co-investments also include investments made in funds which we consolidate that directly hold publicly traded equities or precious metals.

32

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Other assets

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,778	3,778
Assets attributable to non-controlling interest	3,248	8,053	—	11,301
Total net recurring fair value measurements	3,248	8,053	3,778	15,079

Dec. 31, 2021	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	7,060	7,060
Assets attributable to non-controlling interest	—	3,780	—	3,780
Total net recurring fair value measurements	—	3,780	7,060	10,840

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Share purchase warrants	135	(44)	—	(44)	47
Private holdings	2,020	—	—	(535)	1,485
Total	2,155	(44)	—	(579)	1,532

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Share purchase warrants	271	61	(3)	(194)	135
Private holdings	1,993	—	—	27	2,020
Total	2,264	61	(3)	(167)	2,155

33

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Co-investments

Changes in the fair value of Level 3 measurements - Dec. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Co-investments	—	—	—	—	—
Total	—	—	—	—	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Co-investments	6,441	(6,441)	—	—	—
Total	6,441	(6,441)	—	—	—

Other assets

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Digital gold strategies	7,060	—	—	(3,282)	3,778
Total	7,060	—	—	(3,282)	3,778

	Changes in the fair value of Level 3 measurements - Dec. 31, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2021
Digital gold strategies	11,518	100	(2,000)	(2,558)	7,060
Total	11,518	100	(2,000)	(2,558)	7,060

During the year ended December 31, 2022, the Company transferred public equities of $0.8 million (December 31, 2021 - $Nil) from Level 2 to Level 1 within the fair value hierarchy. For the year ended December 31, 2022, the Company purchased level 3 investments of $Nil (December 31, 2021 - $0.1 million) and sold Level 3 investments of $Nil (December 31, 2021 - $2 million). For the year ended December 31, 2022, the Company transferred $Nil (December 31, 2021 - $Nil) from Level 3 to Level 1 within the fair value hierarchy. For the year ended December 31, 2022, the Company transferred a nominal amount (December 31, 2021 - $0.1 million) from Level 2 to Level 3 due to the impact of volatility of the underlying security on the fair value of share purchase warrants.

34

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.3 million (December 31, 2021 - $0.5 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represents a reasonable approximation of fair value.

35

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
11     Related party transactions
The remuneration of directors and other key management personnel of the Company for employment services rendered are as follows (in thousands $):

	For the years ended
	Dec. 31, 2022	Dec. 31, 2021

Fixed salaries and benefits	4,998	3,932
Variable incentive-based compensation	7,913	11,991
Share-based compensation	11,881	738
	24,792	16,661
The DSU plan for independent directors of the Company vests annually over a three-year period and may only be settled in cash upon retirement. DSUs issued in lieu of directors' fees and dividends vest immediately. There were 16,820 DSUs issued during the year (December 31, 2021 - 10,592).

12     Dividends
The following dividends were declared by the Company during the year ended December 31, 2022:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
May 16, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
Aug 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
Nov 14, 2022 - Regular dividend Q3 2022	November 29, 2022	$0.25	6,480
Dividends (1)			25,931
(1) Subsequent to quarter-end, on February 23, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended December 31, 2022. This dividend is payable on March 21, 2023 to shareholders of record at the close of business on March 6, 2023.

36

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
13 Risk management activities
The Company's exposure to market, credit, liquidity and concentration are described below:
Market risk
Market risk refers to the risk that a change in the level of one or more of market prices, interest rates, foreign exchange rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in a change in the fair value of an asset. The Company's financial instruments are classified as FVTPL. Therefore, certain changes in fair value or permanent impairment, if any, affect reported earnings as they occur. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Company manages market risk through regular monitoring of its investments and co-investments. The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's investments and co-investments will result in changes in carrying value. If the market values of investments and co-investments classified as FVTPL increased or decreased by 5%, with all other variables held constant, this would have resulted in an increase or decrease in net income before tax of approximately $4 million for the year (December 31, 2021 - $4.1 million). For more details about the Company's investments and co-investments, refer to Note 3, Note 4 and Note 5.
The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are all correlated with assets under management, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by SAM, SRLC, SRSR, RCIC and SAM US.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets and liabilities. The Company’s earnings, particularly through its co-investment in private strategies LPs and credit facility drawdowns in our line of credit, are exposed to volatility as a result of sudden changes in interest rates.
As at December 31, 2022, the Company had no fixed income securities (December 31, 2021 - $Nil).
Foreign currency risk
Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into the Company's functional currency, Canadian dollars. The Company's primary foreign currency is the United States dollar ("USD"). The Company may employ certain hedging strategies to mitigate foreign currency risk.
The US entities assets are all denominated in USD with their translation impact being reported as part of other comprehensive income in the financial statements. Excluding the impact of the US entities, as at December 31, 2022, approximately $55.2 million (December 31, 2021 - $59.1 million) of total Canadian assets were invested in proprietary investments priced in USD. A total of $12.9 million (December 31, 2021 - $13 million) of cash, $4 million (December 31, 2021 -$6 million) of accounts receivable and $5.4 million (December 31, 2021 - $3.4 million) of other assets were denominated in USD. As at December 31, 2022, if the exchange rate between USD and the Canadian dollar increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income would have been approximately $3.9 million for the year (December 31, 2021 - $4.1 million).

37

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result.
Loans receivable
The Company incurs credit risk indirectly through co-investments made in the private strategies LPs managed by SRLC and SRSR. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:
•emphasis on first priority and/or secured financings;
•the investigation of the creditworthiness of borrowers;
•the employment of qualified and experienced loan professionals;
•a review of the sufficiency of the borrower’s business plans including plans that will enhance the value of the underlying security;
•frequent and documented status updates provided on business plans;
•engagement of qualified independent advisors (e.g. lawyers, engineers and geologists) to protect the Company's interests;
•legal reviews that are performed to ensure that all due diligence requirements are met prior to funding.
The Company may syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis.
Investments
The Company incurs credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2022 and 2021, the Company's most significant proprietary investments counterparty was National Bank Independent Network Inc. ("NBIN"), the carrying broker of SCP, which also acts as a custodian for most of the Company's proprietary investments. NBIN is registered as an investment dealer subject to regulation by the New SRO; and as a result, it is required to maintain minimum levels of regulatory capital at all times.
Other
The majority of accounts receivable relate to management, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. Credit risk is managed in this regard by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
The US entities incur credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2022 and 2021, the US entities' most significant counterparty was RBC Capital Markets, LLC ("RBCCM"), the carrying broker of SGRIL and custodian of the net assets of the funds managed by RCIC and SAM US. RBCCM is registered as a broker-dealer and registered investment advisor subject to regulation by FINRA and the SEC; as a result, it is required to maintain minimal levels of regulatory capital at all times.

38

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due.
The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian Schedule I bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months. As at December 31, 2022, the Company had $51.7 million or 13% (December 31, 2021 - $49.8 million or 14%) of its total assets in cash and cash equivalents. In addition, approximately $32 million or 40% (December 31, 2021 - $26 million or 32%) of proprietary investments held by the Company are readily marketable and are recorded at their fair value.
The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting. As at December 31, 2022, the Company had $6.1 million in co-investment commitments from the private strategies segment (December 31, 2021 - $7.7 million). Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.
The following are the remaining contractual maturities of financial liabilities as at December 31, 2022 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Lease obligation	4,515	2,062	1,665	788	—
Compensation payable	12,342	12,342	—	—	—
Operating accounts payable	8,641	8,641	—	—	—
Contingent consideration on URNM acquisition	4,352	—	4,352	—	—
Loan facility	54,437	—	54,437	—	—
	84,287	23,045	60,454	788	—
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; liquidating investments and co-investments and/or issuing common shares.
Concentration risk
The majority of the Company's AUM, as well as its investments and co-investments are focused on the natural resource sector, and in particular, precious metals and energy transition materials.

39

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
14     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles. In the first quarter of the year, the Company renamed the Lending segment to "Private strategies" in order to reflect the successful growth of its streaming funds alongside its traditional lending partnership vehicles;
•Brokerage (reportable), which includes the activities of our Canadian and U.S. broker-dealers. In the first quarter of the year, the Company completed the restructuring of its U.S.-based discretionary accounts operations which led to the conversion of those client assets from administrated brokerage assets to actively managed AUM. Consequently, these operations were reclassified to form part of the managed equities segment;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other expenses, amortization of stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.
The following tables present the operations of the Company's segments (in thousands $):
For the year ended December 31, 2022

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	76,819	29,710	16,984	20,472	(3,288)	4,485	145,182
Total expenses	27,221	25,634	12,400	19,055	31,246	4,547	120,103
Income (loss) before income taxes	49,598	4,076	4,584	1,417	(34,534)	(62)	25,079
Adjusted base EBITDA	56,948	9,932	9,207	4,602	(10,518)	831	71,002

40

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
For the year ended December 31, 2021

	Exchange listed products	Managed equities	Private strategies	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	62,983	34,020	25,729	34,556	2,698	4,659	164,645
Total expenses	20,641	27,951	18,002	26,245	21,250	5,366	119,455
Income (loss) before income taxes	42,342	6,069	7,727	8,311	(18,552)	(707)	45,190
Adjusted base EBITDA	46,449	14,215	8,921	9,768	(16,071)	791	64,073

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the years ended
	Dec. 31, 2022	Dec. 31, 2021
Canada	130,397	146,616
United States	14,785	18,029
	145,182	164,645

41

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2022 and 2021
15     Loan facility
As at December 31, 2022, the Company had $54.4 million (December 31, 2021 - $29.8 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increased draws on our loan facility were necessary to fund the URNM acquisition as well as additional co-investments during the year.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at December 31, 2022, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest Rate
•Prime rate + 0 bps
•Base rate + 0 bps or;
•Banker acceptance rate + 170 bps
Covenant Terms
•Minimum AUM: 70% of AUM on November 13, 2020
•Debt to EBITDA less than or equal to 2.5:1
•EBITDA to interest expense more than or equal to 2.5:1

16     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs arising from our private strategies segment or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2022, the Company had $5.7 million in co-investment commitments from the private strategies segment due within one year (December 31, 2021 - $7.7 million) and $0.4 million due after one year (December 31, 2021 - $Nil).

17     Subsequent event
Consistent with the successful transition of our U.S. broker-dealer from a transaction-based business into a fee-based discretionary account management business, subsequent to year end, we plan on selling our Canadian broker-dealer operations to the current management team as we continue to focus on our core asset management businesses (however, we will migrate our charity flow-through operations into our managed equities segment). We expect the transaction to close by June 30, 2023.

42